NEWS RELEASE FOR IMMEDIATE RELEASE

Agrium reports fourth quarter; Retail delivers record results

February 20, 2014 - ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today consolidated net earnings (“net earnings”) from continuing operations of $110-million ($0.74 diluted earnings per share) for the fourth quarter of 2013, compared with net earnings from continuing operations of $358-million in the fourth quarter of 2012 ($2.37 diluted earnings per share). Net earnings were $99-million ($0.66 diluted earnings per share) for the fourth quarter of 2013, compared to net earnings of $354-million ($2.34 diluted earnings per share) in the fourth quarter of 2012.

Our net earnings from continuing operations, excluding the fourth quarter guidance exclusions mentioned below, were $126-million ($0.87 diluted earnings per share).1 This excludes a purchase gain of $257-million related to the acquisition of the Viterra Inc. Agri-product assets (“Viterra acquisition”) ($1.35 diluted earnings per share) and a fourth quarter pre-tax loss for the acquired Viterra operations of $27-million ($0.14 diluted earnings per share, includes $8-million of integration costs). The Viterra acquisition results were excluded from the original fourth quarter guidance provided in November 2013. Also excluded were $6-million of Corporate legal and other costs ($0.03 diluted earnings per share) incurred in the period related to the Viterra acquisition and a goodwill impairment of $220-million ($1.16 in diluted earnings per share) for the Landmark acquisition due to synergy delays and reduced expectations for sales, gross margins and long-term growth. Share-based payment expenses in the fourth quarter were $28-million ($0.15 diluted earnings per share).

Discontinued operations reported a net loss of $11-million ($0.08 diluted loss per share) for the fourth quarter and included a $75-million ($0.52 diluted earnings per share) insurance recovery for the resolution of a long-standing litigation case pertaining to soybean shipments and a $60-million post-tax write-down ($0.42 diluted earnings per share), primarily of goodwill, as a result of the previously announced strategic review of the Agrium Advanced Technologies business unit (“AAT”).1

On an annual basis, 2013 net earnings from continuing operations were $1.08-billion ($7.31 diluted earnings per share), down from net earnings from continuing operations of $1.52-billion ($9.67 diluted earnings per share) in 2012. 2013 net earnings were $1.06-billion ($7.20 diluted earnings per share), compared to $1.50-billion ($9.55 diluted earnings per share) in 2012.

“Agrium’s Retail results were excellent this quarter, particularly considering the decline in nutrient prices that occurred and the compressed fall application season in the U.S.,” commented Chuck Magro, Agrium’s President & CEO. “Retail achieved record fourth quarter results due to increased margins across almost all shelves. Our Wholesale business unit, which has more direct exposure to volatility in nutrient markets, saw their results impacted by lower global prices across all nutrients. Global nitrogen and phosphate markets have firmed significantly in early 2014 in response to what we expect will be a strong spring season,” continued Mr. Magro.

[1]	The $0.87 EPS = $0.74 EPS (net earnings from continuing operations) + $1.16 EPS (Landmark goodwill impairment) + $0.15 EPS (share based payments) + $0.17 EPS (Viterra operations) – $1.35 EPS (Viterra purchase gain). Fourth quarter effective tax rate of 24 percent from continuing operations was used for adjusted diluted earnings per share calculations.

“In a quarter where price instability and a compressed application window were a challenge, we delivered record results for Retail, which helped generate $1.2-billion in cash flow from operations for the quarter. This is one illustration of the benefits of our integrated strategy and why we remain confident in our ability to generate strong results over the coming years and deliver on our long-term targets,” added Mr. Magro.

February 20, 2014

All dollar amounts refer to United States (“U.S.”) dollars except where otherwise stated. Certain financial measures in this press release are not prescribed by International Financial Reporting Standards (“IFRS”), and are defined in the Additional IFRS and Non-IFRS Financial Measures section of this press release.

The segmented financial reporting included in this press release differs from our 2012 annual financial statements due to changes in segmented reporting adopted in our 2013 annual financial statements. Comparative figures for AAT in this press release have not been restated to reflect changes in segmented financial reporting.

2013 Fourth Quarter Operating Results

CONSOLIDATED NET EARNINGS

We have restated 2012 comparative figures as a result of adopting IFRS 11 Joint Arrangements whereby the classification and accounting of our investment in Profertil S.A. and other joint arrangements previously accounted for using the proportionate consolidation method are accounted for using the equity method.

Management has commenced with a divestment process for components of the AAT business unit that were not transitioned to Wholesale. We have classified these net assets as held for sale and have classified the related results of operations (including comparative 2012 results) as discontinued. See pages 6 and 8 of this press release for further details.

Agrium’s 2013 fourth quarter net earnings from continuing operations were $110-million, or $0.74 diluted earnings per share from continuing operations, compared to net earnings from continuing operations of $358-million, or $2.36 diluted earnings per share from continuing operations, for the same quarter of 2012.

Financial Overview

	Three months ended December 31,
(millions of U.S. dollars, except per share amounts and where noted)	2013	2012	Change	% Change
Sales	2,867	3,093	(226)	(7)
Gross profit	740	974	(234)	(24)
Expenses	557	445	112	25
Earnings from continuing operations before finance costs and income taxes (“EBIT”)	183	529	(346)	(65)
Net earnings from continuing operations	110	358	(248)	(69)
Net loss from discontinued operations	(11)	(4)	(7)	175
Net earnings	99	354	(255)	(72)
Diluted earnings per share from continuing operations	0.74	2.36	(1.62)	(69)
Diluted loss per share from discontinued operations	(0.08)	(0.02)	(0.06)	300
Diluted earnings per share	0.66	2.34	(1.68)	(72)
Effective tax rate (%)	24	27	N/A	(3)

Sales

Sales decreased by $226-million to $2.9-billion for the fourth quarter of 2013. Factors that affected our performance during the fourth quarter of 2013 compared to the fourth quarter of 2012 include the following:

•	Wholesale sales decreased by 24 percent to $963-million due to lower realized sales prices across all product lines and lower nitrogen volumes; and

•	Retail sales increased by 6 percent to $2.1-billion largely due to Viterra which accounted for $276-million in sales during the current quarter. Crop nutrient sales decreased as colder weather impacted North American sales.

Gross Profit

Our gross profit for the fourth quarter of 2013 was $740-million, a decrease of $234-million compared to the fourth quarter of 2012. The main drivers of this variance consisted of:

•	Wholesale’s gross profit decreased by $283-million to $170-million for the fourth quarter of 2013, compared to the fourth quarter of 2012 primarily as a result of weaker realized sales prices across all product lines and lower urea sales volumes due to outages at our Redwater and Carseland nitrogen facilities; and

•	Retail’s gross profit increased by $77-million to $586-million for the fourth quarter of 2013, compared to the fourth quarter of 2012 due to the inclusion of results from Viterra coupled with favorable nutrient cost positions and higher seed rebates from suppliers.

Expenses

Expenses increased by $112-million for the fourth quarter of 2013 compared to the fourth quarter of 2012. This difference is primarily a result of the following items:

•	A $220-million goodwill impairment was recorded in Retail – Australia as a result of reduced expectations for sales, gross margins and long-term growth in Retail – Australia;

•	An increase in Retail selling expenses of $73-million driven by increased costs associated with Viterra and other recent acquisitions (see section “Retail” for further discussion); and

•	A $46-million unfavorable change in share-based payments, with a $28-million share-based payments expense in the current quarter compared to a $18-million share-based payments recovery in the same period last year (see section “Other” for further discussion).

The above increases were partially offset by a $257-million purchase gain reported in the fourth quarter of 2013. This represents the difference between the fair value of acquired net assets and the purchase price.

The following table is a summary of our other expenses (income) for the fourth quarters of 2013 and 2012, respectively.

	Three months ended December 31,
(millions of U.S. dollars)	2013	2012
Realized loss (gain) on derivative financial instruments	1	(2)
Unrealized gain on derivative financial instruments	(1)	—
Interest income	(25)	(26)
Foreign exchange loss	16	9
Environmental remediation and asset retirement obligations	2	2
Bad debt recovery	(11)	(8)
Potash profit and capital tax	6	3
Other	8	2

	(4)	(20)

Effective Tax Rate

The effective tax rate on continuing operations was 24 percent for the fourth quarter compared to 27 percent for the same period last year due to permanent differences between tax and accounting on the Viterra purchase gain and the Retail – Australia goodwill impairment.

BUSINESS SEGMENT PERFORMANCE

Retail

Retail reported record fourth quarter sales of $2.1-billion up from $2.0-billion reported in the same quarter last year. Gross profit was $586-million in the fourth quarter of 2013, a 15 percent increase from last year’s fourth quarter of $509-million. Retail reported EBITDA of $195-million, up $71-million from the fourth quarter of last year. Included in this quarter’s results is a $257-million purchase gain for the Viterra acquisition, a $220-million goodwill impairment for the Landmark business in Australia, and results from the recently acquired Viterra business (fourth quarter EBITDA loss of $12-million), which included $8-million of integration costs. Excluding all Viterra-related items and the Landmark impairment, EBITDA would have been $170-million, the highest fourth quarter Retail EBITDA in our history. These excellent results were achieved due to increased margins for nutrients, seed and services and other product lines, which more than offset the headwinds of lower crop nutrient sales volumes (excluding Viterra volumes), lower nutrient prices and the compressed fall application season. On a full year basis, and excluding the items listed above for the fourth quarter, EBITDA reached $961-million in 2013, surpassing last year’s record $951-million.

Total crop nutrient sales were $1.1-billion this quarter, on par with the fourth quarter of 2012. Incremental sales from the Viterra business were offset by lower nutrient sales volumes in the U.S. in the fourth quarter, due to the shortened fall application season. Gross profit for crop nutrients was $178-million this quarter, an increase of $23-million compared to the $155-million reported in the fourth quarter of 2012. Excluding the results from Viterra in the current quarter, gross profit increased by $4-million in 2013. Total crop nutrient margins as a percentage of sales were 17 percent in the fourth quarter of 2013, higher than the 14 percent reported in the same quarter last year. Although nutrient prices declined during the second half of 2013, increased prescription blend and proprietary nutrient sales resulted in higher dollar per tonne margins than 2012.

Crop protection sales were $511-million in the fourth quarter of 2013, compared to $491-million in sales in the same period last year. The increase was driven primarily by incremental sales from Viterra and higher sales of glyphosates in the quarter. Gross profit was $205-million this quarter, compared to $203-million reported in the fourth quarter of 2012. Crop protection margins as a percentage of sales were 40 percent this quarter. The 1 percent decline in margins in the fourth quarter of 2013 relative to the same period last year was due to a higher product mix of wholesale volumes, which traditionally represent lower margins than retail sales.

Seed sales were $95-million in the fourth quarter of 2013, down from the $105-million reported in the fourth quarter of last year. The reduction in North American seed sales was due to the late fall season, which particularly impacted wheat seed sales. Gross profit was $60-million this quarter, up from the $43-million reported last year. Seed margins as a percentage of sales were 63 percent in the fourth quarter of 2013, significantly higher than the 41 percent reported in the fourth quarter of 2012. The increase in gross profit and margins in the fourth quarter of 2013 is related to higher annual seed volume, which resulted in higher rebates for seed from suppliers this quarter. The continued sales growth in our proprietary Dyna-Gro branded seed versus national brand sales mix also supported higher average seed margins both in the quarter and on an annual basis. Our proprietary product line of seeds once again demonstrated solid growth in sales and gross profit for both the fourth quarter and the 2013 year, relative to the same periods last year. Proprietary seed accounted for approximately 18 percent of our total seed sales and approximately 26 percent of our seed gross profit for calendar year 2013.

Sales of merchandise in the fourth quarter of 2013 were $228-million, compared to $132-million in the same period last year. Gross profit for this product line was $30-million this quarter, compared to $21-million reported in the fourth quarter of 2012. The increase is related to incremental earnings from Viterra and additional sales volumes of animal health and other livestock-related products in Australia.

Services and other sales were $216-million this quarter, compared to the $151-million reported in the fourth quarter of 2012. Gross profit was $113-million in the fourth quarter of 2013, compared to $87-million for the same period last year. The increases in the current quarter relate to incremental gross profit from the purchased Viterra locations and increased Australian livestock sales commissions.

Selling expenses as a percentage of sales was 24 percent in the fourth quarter of 2013 which is up marginally from the 22 percent reported in the same period last year. Retail selling expenses were $504-million for the fourth quarter, compared to $431-million in the same period last year. The majority of the variance was due to increased costs associated with Viterra operating in a traditionally slower sales period than other Retail geographies. On a full-year basis, selling expenses as a percentage of sales remained similar to 2012 at approximately 15 percent.

In the fourth quarter of 2013, we recorded the Viterra acquisition within Retail. This resulted in a $257-million purchase gain, representing the difference between the fair value of acquired net assets and the purchase price. During the quarter, we also recorded goodwill impairment in Retail – Australia of $220-million due to synergy delays and reduced expectations for sales, gross margins and long-term growth.

Wholesale

Wholesale’s 2013 fourth quarter sales were $963-million, down $310-million from the same quarter last year. Gross profit was $170-million this quarter, compared to $453-million in the fourth quarter of 2012. Wholesale reported EBITDA of $210-million in the fourth quarter of 2013, down from the $495-million reported in the same period last year. Wholesale’s Adjusted EBITDA2 was $234-million this quarter, compared to $516-million reported in the same period last year. Wholesale’s results this quarter were principally impacted by significantly lower global crop nutrient prices.

Nitrogen gross profit in the fourth quarter of 2013 was $129-million, compared to $293-million in the same quarter last year. Nitrogen sales volumes were 907,000 tonnes in the fourth quarter of 2013, down 59,000 tonnes from the same period last year. The lower sales volumes were primarily due to reduced product availability resulting from plant outages in the fourth quarter, accompanied by a shorter fall application season in the U.S. Realized sales prices for all nitrogen products were lower than the fourth quarter of 2012, with urea realized sales prices down 27 percent, or $148 per tonne year-over-year. Nitrogen cost of product sold was $314 per tonne this quarter, compared to $257 per tonne reported in the fourth quarter of 2012. The increase was due to higher North American gas prices and costs associated with outages at our Carseland and Redwater nitrogen facilities in the quarter. These outages lowered production by approximately 130,000 tonnes of nitrogen products and impacted per tonne costs, as fixed costs were spread across lower sales volumes. Our average nitrogen gross margins were $144 per tonne this quarter, compared to $304 per tonne in the same period last year.

Agrium’s average natural gas cost included in cost of product sold was $3.51/MMBtu this quarter ($3.39/MMBtu including the impact of realized gains on natural gas derivatives), compared to $3.26/MMBtu for the same period in 2012 ($3.35/MMBtu including the impact of realized losses on natural gas derivatives). Hedging gains or losses are included in other expenses and not cost of product sold, thus are not part of the calculation of gross profit. The U.S. benchmark (NYMEX) natural gas price for the fourth quarter of 2013 was $3.63/MMBtu, compared to $3.36/MMBtu in the same quarter last year. The AECO (Alberta) basis differential was a $0.62/MMBtu discount to NYMEX in the fourth quarter of 2013, an increase from the $0.28/MMBtu discount in the fourth quarter of 2012.

[2]	Adjusted EBITDA is defined as earnings (loss) before finance costs, income taxes, depreciation and amortization and before finance costs, income taxes, depreciation and amortization of joint ventures.

Potash gross profit for the fourth quarter of 2013 was $39-million, compared to $79-million reported in the same quarter last year. The year-over-year decline was principally due to lower realized international and North American sales prices. Prices came under pressure due to weaker demand from India, delayed negotiations for second half Chinese supply contracts and uncertainty created by the breakup of the Belarusian Potash Company. International sales volumes were 89,000 tonnes this quarter, in line with 86,000 tonnes reported in the fourth quarter of last year. North American sales volumes this quarter were 255,000 tonnes, also consistent with the volumes achieved for the same period last year. Potash cost of product sold was $201 per tonne this quarter, compared to $216 per tonne reported in the fourth quarter of 2012. The decrease was due to a higher proportion of sales shipped directly to end customers compared to last year, which lowered the average freight cost. Gross margin was $112 per tonne in the fourth quarter of 2013, compared to the $233 per tonne in the same quarter of 2012. In the second half of 2014, Agrium will take an extended 14 week turnaround at our Vanscoy potash mine to tie in the one million tonne expansion project.

Phosphate gross profit was a loss of $4-million in the fourth quarter of 2013, compared to a $47-million profit in the same quarter last year. The decrease was primarily a result of lower realized sales prices derived from weak international market conditions in the fourth quarter. Phosphate sales volumes this quarter were 285,000 tonnes, slightly higher than the 279,000 tonnes sold in the fourth quarter of 2012. Realized phosphate sales prices were $560 per tonne this quarter, a $162 per tonne decrease from the same quarter last year. Phosphate cost of product sold was $576 per tonne in the fourth quarter of 2013, a $20 per tonne increase from the same period last year. The increase was due to higher costs at both of our phosphate facilities, partially due to higher ammonia costs resulting from higher natural gas costs. The increase in costs at the Redwater facility was largely due to higher rock input costs associated with the transition to imported rock, after economic reserves of this input from our Kapuskasing, Ontario mine were depleted in the second quarter of 2013. Gross margin was a loss of $16 per tonne in the fourth quarter of 2013, compared to a positive margin of $166 per tonne in the same period in 2012.

Gross profit from ammonium sulfate and other products was $12-million this quarter, a reduction of $14-million from the same period last year. This was due to lower realized sales prices and lower customer sales resulting from limited customer storage available this quarter. Product purchased for resale gross profit was a loss of $6-million this quarter, compared to a profit of $8-million in the fourth quarter of 2012 as a result of lower North American demand and lower global sales prices for nutrients.

Advanced Technologies

After conducting a strategic review of AAT in 2013, a decision was made in December 2013 to transition the Agriculture business of AAT back into our Wholesale business unit. The Agriculture business includes Environmentally Smart Nitrogen (“ESN”) and Micronutrient products. Management has commenced with a divestment process for the Turf and Ornamental and Direct Solutions businesses. These businesses have been reported within discontinued operations. As a result, in 2013 we moved to two core strategic business units, Retail and Wholesale. The results reported for AAT in this press release represent only the Agriculture business that will be reported within Wholesale in the 2014 results; consequently these results are not directly comparable to years prior to 2012 as restated in this press release.

AAT reported a quarterly gross profit of $2-million in the fourth quarter of 2013, a decrease of $21-million from the $23-million reported in the same period last year. EBITDA was $3-million in the fourth quarter, a $15-million decrease from the same period last year. The lower year-over-year results were primarily due to lower than forecasted sales resulting from the later than expected fall application window and weak urea markets that impacted ESN margins.

Other

EBITDA for our Other non-operating business unit for the fourth quarter of 2013 was a loss of $94-million, compared to a loss of $2-million for the fourth quarter of 2012. The unfavorable change was primarily driven by:

•	A $46-million unfavorable change in share-based payments, where there was a $28-million expense in the fourth quarter of 2013 compared to an $18-million recovery in the fourth quarter of 2012. This was largely caused by an appreciation of our share price during the fourth quarter of 2013 compared to a depreciation of our share price during the fourth quarter of 2012;

•	A $7-million increase in gross profit elimination for the three months ended December 31, 2013 compared to the three months ended December 31, 2012 which reflected more inter-segment inventory held in our Retail business unit not yet sold to external customers;

•	A $6-million unfavorable change on foreign exchange losses; and

•	$6-million in Viterra acquisition costs.

OUTSTANDING SHARE DATA

The number of Agrium’s outstanding shares at January 31, 2014 was approximately 144 million. At January 31, 2014, the number of shares issuable pursuant to stock options outstanding (issuable assuming full exercise, where each option granted can be exercised for one common share) was approximately nil.

SELECTED QUARTERLY INFORMATION

(millions of U.S. dollars, except per share amounts)	2013 Q4	2013 Q3	2013 Q2	2013 Q1	2012 Q4	2012 Q3	2012 Q2	2012 Q1
Sales	2,867	2,796	6,908	3,156	3,093	2,768	6,669	3,494
Gross profit	740	629	1,699	705	974	730	1,831	773
Net earnings from continuing operations	110	80	744	146	358	140	859	159
Net (loss) earnings from discontinued operations	(11)	(4)	3	(5)	(4)	(11)	1	(4)
Net earnings	99	76	747	141	354	129	860	155
Earnings per share from continuing operations attributable to equity holders of Agrium:
Basic	0.74	0.54	5.00	0.98	2.37	0.87	5.44	0.99
Diluted	0.74	0.54	5.00	0.98	2.36	0.87	5.43	0.99
(Loss) earnings per share from discontinued operations attributable to equity holders of Agrium:
Basic	(0.08)	(0.02)	0.02	(0.04)	(0.03)	(0.07)	—	(0.02)
Diluted	(0.08)	(0.02)	0.02	(0.04)	(0.02)	(0.07)	0.01	(0.02)
Earnings per share attributable to equity holders of Agrium:
Basic	0.66	0.52	5.02	0.94	2.34	0.80	5.44	0.97
Diluted	0.66	0.52	5.02	0.94	2.34	0.80	5.44	0.97

The agricultural products business is seasonal in nature. Consequently, comparisons made on a year-over-year basis are more appropriate than quarter-over-quarter comparisons. Crop input sales are primarily concentrated in the spring and fall crop input application seasons, which are in the second quarter and fourth quarter. Crop nutrient inventories are normally accumulated leading up to each application season. Our cash collections generally occur after the application season is complete.

BUSINESS ACQUISITION

We completed the acquisition of 100 percent of certain Retail Canadian and Australian agri-products assets of Viterra from Glencore International plc (“Glencore”) on October 1, 2013. The acquired assets form part of our Retail business unit and include over 200 farm centers in Canada as well as distribution assets in Australia. Benefits of the acquisition include expansion of geographical coverage for the sale of crop inputs in Canada and Australia, acquisition of a significant customer base and talented workforce and synergies between Agrium and Viterra, including cost savings opportunities. We have recorded a purchase gain of $257-million representing the difference between the fair value of acquired net assets and the purchase price.

DISCONTINUED OPERATIONS

Following the settlement of litigation in December 2013, we received $75-million in the fourth quarter of 2013 for an insurance claim relating to a division of AWB Limited (“AWB”), that we acquired in 2010 and sold in 2011. We had not previously accrued a receivable for this claim because of the uncertainty of the outcome of the litigation. We incurred an additional $22-million of legal fees and additional settlements related to the sold division of AWB.

In December 2013, Agrium’s Board of Directors approved the transition of parts of the AAT business unit, consisting of our ESN and Micronutrients operations to our Wholesale business unit. Management has commenced with a divestment process for components of the AAT business unit that we did not transition to Wholesale. We consider that a sale by December 2014 is highly probable. We have classified assets of the operations not transferred to Wholesale as held for sale, and have classified related results of operations as discontinued. Additionally, we recorded the assets held for sale at fair value less costs to sell which resulted in a $60-million post-tax write-down within discontinued operations primarily related to goodwill.

NORMAL COURSE ISSUER BID

On May 14, 2013, the Toronto Stock Exchange (“TSX”) accepted Agrium’s notice of intention to make a normal course issuer bid (“NCIB”) whereby Agrium may purchase up to 7,472,587 common shares on the TSX and New York Stock Exchange during the period from May 21, 2013 to May 20, 2014 with a daily purchase limit of 133,301 common shares on the TSX. During the period from May 21, 2013 to December 31, 2013, we purchased approximately 5.8 million shares at an average share price of $86 for total consideration of approximately $498-million under our NCIB.

ADDITIONAL IFRS AND NON-IFRS FINANCIAL MEASURES

Certain financial measures in this press release are not prescribed by IFRS. We consider these financial measures discussed herein to provide useful information to both management and investors in measuring our financial performance and financial condition.

In general, an additional IFRS financial measure is a measure relevant to understanding a company’s financial performance that is not a minimum measure mandated by IFRS. A non-IFRS financial measure generally either excludes or includes amounts that are not excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS. Refer to the following tables for further discussion of how they are calculated and their usefulness to users including management. Non-IFRS financial measures are not recognized measures under IFRS and our method of calculation may not be directly comparable to that of other companies. These non-IFRS measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS.

The following table outlines our additional IFRS financial measures, their definitions and how management assesses each measure. As the measures set out below are presented in our consolidated financial statements included in this press release, they are classified as additional IFRS financial measures where they reflect consolidated Agrium, and are classified as non-IFRS financial measures where they do not reflect consolidated Agrium, including references to EBITDA when presented on an operating segment basis.

Additional IFRS financial measures	Definition	Management’s assessment
EBIT	Earnings (loss) from continuing operations before finance costs and income taxes.	EBIT provides a supplemental measure used by management to: (1) evaluate the effectiveness of our businesses; (2) evaluate our ability to service debt; and (3) to determine resource allocations. We believe EBIT is useful to investors, securities analysts and management, as the measure allows for an evaluation of segment performance exclusive of capital structure and income taxes, both of which are not a direct result of the efficiency of each business and are generally accounted for and evaluated on a consolidated basis.

Consolidated ROOCE (Consolidated return on operating capital employed)	Last 12 months’ EBIT less income taxes at a tax rate of 27 percent (2012 – 28 percent) divided by rolling four quarter average operating capital employed. Operating capital employed includes non-cash working capital, property, plant and equipment, investments in associates and joint ventures, and other assets.	Consolidated ROOCE provides a measure of our operating performance and the efficiency of our capital allocation process over the long term. We believe this metric is useful in measuring and maximizing shareholder value in a growing company.

Consolidated ROCE (Consolidated return on capital employed)	Last 12 months’ EBIT less income taxes at a tax rate of 27 percent (2012 – 28 percent) divided by rolling four quarter average capital employed. Capital employed includes operating capital employed, intangibles and goodwill.	Refer to ROOCE.

The following table outlines our non-IFRS financial measures, their definitions and usefulness, and how management assesses each measure.

Non-IFRS financial measures	Definition	Management’s assessment
EBITDA	Earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization.	Refer to EBIT. This measure is also used by investors and securities analysts as a valuation metric and as an alternative to cash provided by operating activities.

Adjusted EBITDA	Earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization and before finance costs, income taxes, depreciation and amortization of joint ventures.	Refer to EBIT and EBITDA. Management believes that this metric provides useful comparative information on our profitability, as Adjusted EBITDA adds back finance costs, income taxes, depreciation and amortization of joint ventures.

EBITDA to sales	EBITDA divided by sales.	Metric is used to measure operating performance earnings and cash flow we generate from each dollar of sales. We believe this metric is useful in providing a basis to evaluate operating profitability that is comparable from period to period.

Retail – North America and Retail measures: return on operating capital employed; return on capital employed; average non-cash working capital to sales; and operating coverage ratio.

These measures when calculated using information from our Retail segment are considered non-IFRS financial measures as the specific Retail components are not separately presented in our consolidated financial statements or notes to the consolidated financial statements.

See definitions for ROOCE and ROCE in the preceding Additional IFRS Financial Measures table.

Metrics are used by management to evaluate our Retail business. We believe these metrics are also useful to investors and securities analysts in evaluating operating performance of our Retail business.

Comparable store sales

Represents the increase or decrease in current period Retail store sales compared to the prior period.

We include a location in the comparable store base once it is in operation or owned for over 12 months. If we close a store, we retain the sales of the closed location in the comparable store base if the closed location is in close geographical proximity to an existing location, unless we plan to exit the market area or are unable to economically or logistically serve it. We do not make adjustments for temporary closures, expansions or renovations of stores.

Metric is commonly used in the retail and distribution industry. We believe this metric is useful in highlighting the performance of our existing stores by measuring the change in sales for such stores for a period over the comparable period of equivalent length.

Normalized comparable store sales	Comparable store sales normalized by using published nitrogen, phosphate and potash (“NPK”) benchmark prices and adjusting current year prices to reflect pricing from the previous year based on our percent of NPK utilization by product.	Refer to comparable store sales. This metric removes fluctuations created by changes in commodity prices.

RECONCILIATIONS OF ADDITIONAL IFRS AND NON-IFRS FINANCIAL MEASURES

Return on operating capital employed and return on capital employed

	Rolling four quarters ended December 31, 2013			Rolling four quarters ended December 31, 2012
(millions of U.S. dollars, except as noted)	Retail - North America	Retail	Consolidated Agrium	Retail - North America	Retail	Consolidated Agrium
EBIT less income taxes
EBIT	940	748	1,630	719	757	2,216
Income taxes at a tax rate of 27 percent (2012 - 28 percent)	254	202	440	201	212	620

	686	546	1,190	518	545	1,596

Average operating capital employed
Average non-cash working capital	1,715	2,337	2,698	1,642	2,276	2,539
Average property, plant and equipment	726	852	4,244	593	708	3,029
Average investments in associates and joint ventures	33	79	631	17	81	601
Average other assets	5	15	104	5	19	44

	2,479	3,283	7,677	2,257	3,084	6,213

Return on operating capital employed (ROOCE) (%)	28%	17%	15%	23%	18%	26%

Average capital employed
Average operating capital employed	2,479	3,283	7,677	2,257	3,084	6,213
Average intangibles	547	622	660	499	593	650
Average goodwill	1,791	2,125	2,206	1,790	2,209	2,305

	4,817	6,030	10,543	4,546	5,886	9,168

Return on capital employed (ROCE) (%)	14%	9%	11%	11%	9%	17%

Adjusted EBITDA and EBITDA to EBIT

	Three months ended December 31, 2013					Three months ended December 31, 2012
(millions of U.S. dollars)	Retail	Wholesale	AAT (1)	Other	Consolidated	Retail	Wholesale	AAT (1)	Other	Consolidated
Adjusted EBITDA	195	234	3	(94)	338	124	516	18	(2)	656
Equity accounted joint ventures:
Finance costs and income taxes	—	19	—	—	19	—	17	—	—	17
Depreciation and amortization	—	5	—	—	5	—	4	—	—	4

EBITDA	195	210	3	(94)	314	124	495	18	(2)	635
Depreciation and amortization	72	50	4	5	131	49	48	3	6	106

EBIT	123	160	(1)	(99)	183	75	447	15	(8)	529

(1)	Represents ESN and Micronutrients operations. See section “Discontinued Operations” on page 8.

Retail comparable store sales and Retail normalized comparable store sales

	Twelve months ended December 31,
(millions of U.S. dollars, except as noted)	2013	2012
Retail sales from the current period comparable store base	11,234	11,182
Prior year Retail sales	11,479	10,315

Comparable store sales (%)	(2.1%)	8.4%

Current year sales normalized for NPK benchmark prices	12,000	11,147

Normalized comparable store sales (%)	4.5%	8.1%

OUTLOOK, KEY RISKS AND UNCERTAINTIES

Global grain and oilseed producers experienced an outstanding year of productivity in 2013. According to the United States Department of Agriculture (“USDA”), global grain and oilseed acreage and yields set new records, combining for record production. In the U.S., corn production set a new record and in Western Canada, wheat and canola production set new records and overall crop production was 27 percent above the previous record set in 2008. Record crop production was the result of favorable weather combined with strong market incentives to increase production.

Record crop production has resulted in significantly lower prices for most crops; however, prices remain high relative to other periods with record production. The combination of current crop prices and record U.S. net farm income in 2013 provide a strong incentive to plant historically high acreage again in 2014. Lower and more stable crop prices have resulted in robust grain demand growth, with the USDA projecting that global grain demand growth will be over 4 percent in 2013/14, which would be the highest annual growth since 1978/79 and over 1.5 percentage points above any year in the past decade, which was a period of very strong demand growth.

At current crop prices, North American spring crop area in 2014 is expected to be near 2013 levels, which is expected to support crop input demand and growers continuing to seek the top seed genetics available. Analysts expect that corn acreage will decline, but that the decline will mostly be offset by increased area of soybeans in the U.S. and canola in Western Canada. Crop nutrient shipments are expected to be strong in the first half of 2014, in part due to a shorter fall application season in 2013 due to weather.

The global urea market started to strengthen in early 2014, driven by strong demand in markets such as North America and Europe and supply constraints from some major export regions. Analysts project that a large volume of urea will need to be imported between now and the beginning of the application season due to the delayed demand at the beginning of the 2013/14 fertilizer year. U.S. offshore urea import levels in the first half of 2014 will likely need to meet or exceed record levels achieved in 2013. The relatively poor fall ammonia season is expected to result in increased demand for urea and UAN applications through the spring season. Stronger global urea prices may result in additional Chinese urea exports in the first half of 2014 due to the change in their export tariff this year but there has been limited response in terms of additional exports so far this year. North American nitrogen demand is projected to decline about 2 percent to 4 percent in 2013/14 due primarily to reduced corn acreage, while global nitrogen demand is projected to increase by 1.5 percent to 2 percent in 2014 from 2013 levels.

The global potash market was characterized by significant supply and demand uncertainty in 2013, but enters 2014 with more clarity and stability. The Chinese supply agreements with major suppliers reached in January 2014 has provided additional certainty to the market and pent up demand by other importing regions is expected to result in improved global import demand in the first half of 2014. Brazil imported record potash volumes of over 8 million tonnes in 2013 and import demand from Brazil is expected to remain strong in 2014. North American potash demand is projected to be relatively flat, to down 2 percent, from 2012/13 levels in 2013/14. We expect global potash shipments to increase from 54 million tonnes in 2013 to between 56 million and 58 million tonnes in 2014.

Phosphate prices have increased significantly since the end of November 2013, driven by strong demand, particularly in North and South America. The impact of stronger global demand has been amplified by turnarounds and unplanned shut-downs by some major producers. Global phosphate production costs have increased as global sulfur prices have more than doubled, driven by strong Chinese demand. Indian DAP imports are expected to improve in 2014 from depressed 2013 levels, but the timing and scale of imports continues to be a source of uncertainty to the phosphate market. North American phosphate demand in 2013/14 is projected to be flat to down 2 percent from 2012/13 levels, while global demand in 2014 is projected to increase by 2 to 4 percent from 2013 levels.

Forward-Looking Statements

Certain statements and other information included in this press release constitute “forward-looking information” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively, the “forward-looking statements”). All statements in this press release other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to, statements as to management’s expectations with respect to: future crop and crop input volumes, demand, margins, prices and sales; business and financial prospects; dividends and other plans, strategies, objectives and expectations, including with respect to future operations of Agrium and proposed acquisitions and divestitures and the growth and stability of our earnings. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below in this press release. Although Agrium believes that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include Agrium’s ability to successfully integrate and realize the anticipated benefits of its already completed and future acquisitions, including the recently completed acquisition of certain Retail Agri-products assets of Viterra.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general economic, market and business conditions, weather conditions including impacts from regional flooding and/or drought conditions; crop prices; the supply and demand and price levels for our major products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof, and political risks, including civil unrest, actions by armed groups or conflict, as well as counterparty and sovereign risk; and other risk factors detailed from time to time in Agrium reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States. There is a risk that the Egyptian Misr Fertilizer Production Company nitrogen facility in Egypt may not be allowed to proceed with the completion of the two new facilities. Additionally, there are risks associated with Agrium’s acquisition of AWB, including litigation risk resulting from AWB having been named in litigation commenced by the Iraqi Government relating to the United Nations Oil-For-Food Programme. There are risks associated with our acquisition of certain Retail Agri-products assets of Viterra, including: timing and costs of the associated integration of the retained Viterra Retail Agri-products assets, the size and timing of expected synergies could be less favorable than anticipated; disruption from the acquisition making it more difficult to maintain relationships with customers, employees and suppliers; our efforts to integrate Viterra’s Retail Agri-products assets into our existing business could result in the disruption of our ongoing business and other risk factors detailed from time to time in Agrium reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States. Furthermore, the potential divestiture of the Turf and Ornamental and Direct Solutions businesses and any potential financial gains or losses resulting from the completion of the strategic review process may differ materially from those in the forward-looking statements.

Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

OTHER

Agrium Inc. is a major Retail supplier of agricultural products and services in North America, South America and Australia and a leading global Wholesale producer and marketer of all three major agricultural nutrients and the premier supplier of specialty fertilizers in North America. Agrium’s strategy is to provide the crop inputs and services needed to feed a growing world. We focus on maximizing shareholder returns by driving continuous improvements to our base businesses, pursuing value-added growth opportunities across the crop input value chain and returning capital to shareholders.

A WEBSITE SIMULCAST of the 2013 4th Quarter Conference Call will be available in a listen-only mode beginning Friday, February 21st, 2014 at 7:30 a.m. MST (9:30 a.m. EST). Please visit the following website: www.agrium.com.

FOR FURTHER INFORMATION:

Investor/Media Relations:

Richard Downey, Vice President, Investor & Corporate Relations

(403) 225-7357

Todd Coakwell, Director, Investor Relations

(403) 225-7437

Louis Brown, Analyst, Investor Relations

(403) 225-7761

Contact us at: www.agrium.com

AGRIUM INC.

Consolidated Statements of Operations

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2013	2012 (1)	2013	2012 (1)
Sales	2,867	3,093	15,727	16,024
Cost of product sold	2,127	2,119	11,954	11,716

Gross profit	740	974	3,773	4,308
Expenses
Selling	511	438	1,876	1,697
General and administrative	116	49	329	428
Earnings from associates and joint ventures	(29)	(22)	(68)	(91)
Purchase gain	(257)	—	(257)	—
Goodwill impairment	220	—	220	—
Other (income) expenses	(4)	(20)	43	58

Earnings before finance costs and income taxes	183	529	1,630	2,216
Finance costs related to long-term debt	21	22	90	89
Other finance costs	18	15	66	41

Earnings before income taxes	144	492	1,474	2,086
Income taxes	34	134	394	570

Net earnings from continuing operations	110	358	1,080	1,516
Net loss from discontinued operations	(11)	(4)	(17)	(18)

Net earnings	99	354	1,063	1,498

Attributable to:
Equity holders of Agrium	96	354	1,062	1,494
Non-controlling interest	3	—	1	4

Net earnings	99	354	1,063	1,498

Earnings per share attributable to equity holders of Agrium
Basic earnings per share from continuing operations	0.74	2.37	7.31	9.67
Basic loss per share from discontinued operations	(0.08)	(0.03)	(0.11)	(0.11)

Basic earnings per share	0.66	2.34	7.20	9.56

Diluted earnings per share from continuing operations	0.74	2.36	7.31	9.67
Diluted loss per share from discontinued operations	(0.08)	(0.02)	(0.11)	(0.12)

Diluted earnings per share	0.66	2.34	7.20	9.55

(1)	Restated for the application of IFRS 11 Joint Arrangements requiring equity accounting for joint ventures and reclassifications resulting from discontinued operations.

AGRIUM INC.

Consolidated Statements of Comprehensive Income

(Millions of U.S. dollars)

(Unaudited)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2013	2012	2013	2012
Net earnings	99	354	1,063	1,498
Other comprehensive (loss) income
Items that are or may be reclassified to earnings
Available for sale financial instruments
(Losses) gains	(4)	1	(8)	1
Foreign currency translation differences
(Losses) gains	(171)	(33)	(340)	64
Reclassifications to earnings	—	(1)	—	(1)
Associates and joint ventures loss	(5)	(2)	(4)	(3)

	(180)	(35)	(352)	61

Items that will never be reclassified to earnings
Post-employment benefits
Actuarial (losses) gains	(3)	15	45	(7)
Deferred income taxes	1	(4)	(14)	2

	(2)	11	31	(5)

Other comprehensive (loss) income	(182)	(24)	(321)	56

Comprehensive (loss) income	(83)	330	742	1,554

Attributable to:
Equity holders of Agrium	(84)	331	743	1,550
Non-controlling interest	1	(1)	(1)	4

Comprehensive (loss) income	(83)	330	742	1,554

AGRIUM INC.

Consolidated Statements of Cash Flows

(Millions of U.S. dollars)

(Unaudited)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2013	2012 (1)	2013	2012 (1)
Operating
Net earnings from continuing operations	110	358	1,080	1,516
Adjustments for
Depreciation and amortization	131	106	472	413
Earnings from associates and joint ventures	(29)	(22)	(68)	(91)
Purchase gain	(257)	—	(257)	—
Goodwill impairment	220	—	220	—
Share-based payments	28	(18)	(7)	108
Unrealized gain on derivative financial instruments	(1)	—	(15)	(17)
Unrealized foreign exchange (gain) loss	(2)	10	—	2
Interest income	(25)	(26)	(76)	(91)
Finance costs	39	37	156	130
Income taxes	34	134	394	570
Other	5	(1)	30	77
Interest received	26	26	77	91
Interest paid	(24)	(10)	(140)	(108)
Income taxes paid	(71)	(54)	(663)	(405)
Dividends from associates and joint ventures	1	10	28	13
Net changes in non-cash working capital	1,036	409	536	(138)

Cash provided by operating activities	1,221	959	1,767	2,070

Investing
Acquisitions, net of cash acquired	(8)	(136)	(64)	(213)
Acquisition of Viterra Inc.	328	(1,801)	1,260	(1,801)
Capital expenditures	(548)	(402)	(1,755)	(1,225)
Capitalized borrowing costs	(21)	(9)	(61)	(26)
Investments in associates and joint ventures	—	—	—	(10)
Purchase of investments	(23)	(7)	(171)	(14)
Proceeds from disposal of investments	17	—	82	—
Other	53	(8)	—	(56)
Net changes in non-cash working capital	(25)	(17)	28	43

Cash used in investing activities	(227)	(2,380)	(681)	(3,302)

Financing
Short-term debt	(20)	703	(511)	1,098
Long-term debt issued	—	500	1,010	521
Transaction costs on long-term debt	—	(4)	(14)	(5)
Repayment of long-term debt	(2)	(5)	(522)	(12)
Dividends paid	(110)	—	(334)	(115)
Shares issued	—	—	2	7
Shares repurchased	(265)	(913)	(498)	(913)

Cash (used in) provided by financing activities	(397)	281	(867)	581

Effect of exchange rate changes on cash and cash equivalents	(2)	(13)	(24)	37

Increase (decrease) in cash and cash equivalents from continuing operations	595	(1,153)	195	(614)
Cash and cash equivalents used in discontinued operations	(49)	(1)	(52)	(15)
Cash and cash equivalents – beginning of period	255	1,812	658	1,287

Cash and cash equivalents – end of period	801	658	801	658

(1)	Restated for the application of IFRS 11 Joint Arrangements requiring equity accounting for joint ventures and reclassifications resulting from discontinued operations.

AGRIUM INC.

Consolidated Balance Sheets

(Millions of U.S. dollars)

(Unaudited)

	December 31,
	2013	2012 (1)
Assets
Current assets
Cash and cash equivalents	801	658
Accounts receivable	2,105	2,224
Income taxes receivable	78	32
Inventories	3,413	3,094
Advance on acquisition of Viterra Inc.	—	1,792
Prepaid expenses and deposits	805	740
Other current assets	104	—
Assets held for sale	202	—

	7,508	8,540
Property, plant and equipment	4,960	3,484
Intangibles	738	636
Goodwill	1,958	2,349
Investments in associates and joint ventures	639	627
Other assets	99	99
Deferred income tax assets	75	70

	15,977	15,805

Liabilities and shareholders’ equity
Current liabilities
Short-term debt	764	1,314
Accounts payable	3,985	3,479
Income taxes payable	2	137
Current portion of long-term debt	58	518
Current portion of other provisions	112	108
Liabilities held for sale	44	—

	4,965	5,556
Long-term debt	3,066	2,069
Post-employment benefits	135	184
Other provisions	426	413
Other liabilities	59	79
Deferred income tax liabilities	530	584

	9,181	8,885

Shareholders’ equity
Share capital	1,820	1,890
Retained earnings	5,253	4,955
Accumulated other comprehensive (loss) income	(279)	71

Equity holders of Agrium	6,794	6,916
Non-controlling interest	2	4

Total equity	6,796	6,920

	15,977	15,805

(1)	Restated for the application of IFRS 11 Joint Arrangements requiring equity accounting for joint ventures.

AGRIUM INC.

Consolidated Statements of Shareholders’ Equity

(Millions of U.S. dollars, except share data)

(Unaudited)

				Other comprehensive income
	Millions of common shares	Share capital	Retained earnings	Available for sale financial instruments	Foreign currency translation	Comprehensive loss of associates and joint ventures	Total	Equity holders of Agrium	Non- controlling interest	Total equity
December 31, 2011	158	1,994	4,420	(1)	11	—	10	6,424	4	6,428

Net earnings	—	—	1,494	—	—	—	—	1,494	4	1,498
Other comprehensive income (loss), net of tax
Post-employment benefits	—	—	(5)	—	—	—	—	(5)	—	(5)
Other	—	—	—	1	63	(3)	61	61	—	61

Comprehensive income (loss), net of tax	—	—	1,489	1	63	(3)	61	1,550	4	1,554
Dividends	—	—	(154)	—	—	—	—	(154)	—	(154)
Non-controlling interest transactions	—	—	—	—	—	—	—	—	(4)	(4)
Shares repurchased	(9)	(113)	(800)	—	—	—	—	(913)	—	(913)
Share-based payment transactions	—	9	—	—	—	—	—	9	—	9

December 31, 2012	149	1,890	4,955	—	74	(3)	71	6,916	4	6,920

Net earnings	—	—	1,062	—	—	—	—	1,062	1	1,063
Other comprehensive income (loss), net of tax
Post-employment benefits	—	—	31	—	—	—	—	31	—	31
Other	—	—	—	(8)	(338)	(4)	(350)	(350)	(2)	(352)

Comprehensive income (loss), net of tax	—	—	1,093	(8)	(338)	(4)	(350)	743	(1)	742
Dividends	—	—	(367)	—	—	—	—	(367)	—	(367)
Non-controlling interest transactions	—	—	(2)	—	—	—	—	(2)	(1)	(3)
Shares repurchased	(5)	(72)	(426)	—	—	—	—	(498)	—	(498)
Share-based payment transactions	—	2	—	—	—	—	—	2	—	2

December 31, 2013	144	1,820	5,253	(8)	(264)	(7)	(279)	6,794	2	6,796

AGRIUM INC.

Supplemental Information 1a

Results by Segment

(Millions of U.S. dollars)

(Unaudited)

	Three months ended December 31,
	2013
	Retail	Wholesale	Advanced Technologies (1)	Other	Total
Sales - external	2,099	711	57	—	2,867
- inter-segment	3	252	10	(265)	—

Total sales	2,102	963	67	(265)	2,867
Cost of product sold	1,516	793	65	(247)	2,127

Gross profit	586	170	2	(18)	740

Gross profit (%)	28	18	3		26

Selling	504	11	1	(5)	511
General and administrative	31	15	3	67	116
Earnings from associates and joint ventures	(2)	(27)	—	—	(29)
Purchase gain	(257)	—	—	—	(257)
Goodwill impairment	220	—	—	—	220
Other (income) expenses	(33)	11	(1)	19	(4)

EBIT (2)	123	160	(1)	(99)	183
EBITDA (3)	195	210	3	(94)	314
Adjusted EBITDA(3)	195	234	3	(94)	338

	Three months ended December 31,
	2012 (4)
	Retail	Wholesale	Advanced Technologies (1)	Other	Total
Sales - external	1,971	1,058	64	—	3,093
- inter-segment	4	215	13	(232)	—

Total sales	1,975	1,273	77	(232)	3,093
Cost of product sold	1,466	820	54	(221)	2,119

Gross profit	509	453	23	(11)	974

Gross profit (%)	26	36	30		31

Selling	431	11	1	(5)	438
General and administrative	33	10	6	—	49
Earnings from associates and joint ventures	(2)	(20)	—	—	(22)
Other (income) expenses	(28)	5	1	2	(20)

EBIT (2)	75	447	15	(8)	529
EBITDA (3)	124	495	18	(2)	635
Adjusted EBITDA(3)	124	516	18	(2)	656

(1)	Reflects the results of Environmentally Smart Nitrogen (“ESN”) and Micronutrients businesses only. These results will be reflected in the Wholesale segment in subsequent disclosures.
(2)	Earnings (loss) from continuing operations before finance costs and income taxes.
(3)	Certain measures presented in this table are not recognized measures under IFRS. Refer to Supplemental Information 6.
(4)	Restated for the application of IFRS 11 Joint Arrangements requiring equity accounting for joint ventures and reclassifications resulting from discontinued operations.

AGRIUM INC.

Supplemental Information 1b

Results by Segment

(Millions of U.S. dollars)

(Unaudited)

	Twelve months ended December 31,
	2013
	Retail	Wholesale	Advanced Technologies (1)	Other	Total
Sales - external	11,896	3,612	219	—	15,727
- inter-segment	17	727	44	(788)	—

Total sales	11,913	4,339	263	(788)	15,727
Cost of product sold	9,298	3,232	228	(804)	11,954

Gross profit	2,615	1,107	35	16	3,773

Gross profit (%)	22	26	13		24

Selling	1,847	39	4	(14)	1,876
General and administrative	116	65	16	132	329
(Earnings) loss from associates and joint ventures	(9)	(61)	1	1	(68)
Purchase gain	(257)	—	—	—	(257)
Goodwill impairment	220	—	—	—	220
Other (income) expenses	(50)	33	—	60	43

EBIT (2)	748	1,031	14	(163)	1,630
EBITDA (3)	986	1,232	30	(146)	2,102
Adjusted EBITDA(3)	986	1,286	30	(146)	2,156

	Twelve months ended December 31,
	2012 (4)
	Retail	Wholesale	Advanced Technologies (1)	Other	Total
Sales - external	11,457	4,368	199	—	16,024
- inter-segment	22	690	65	(777)	—

Total sales	11,479	5,058	264	(777)	16,024
Cost of product sold	9,001	3,308	197	(790)	11,716

Gross profit	2,478	1,750	67	13	4,308

Gross profit (%)	22	35	25		27

Selling	1,669	38	3	(13)	1,697
General and administrative	122	42	19	245	428
Earnings from associates and joint ventures	(9)	(80)	(2)	—	(91)
Other (income) expenses	(61)	57	2	60	58

EBIT (2)	757	1,693	45	(279)	2,216
EBITDA (3)	951	1,883	58	(263)	2,629
Adjusted EBITDA(3)	951	1,940	58	(263)	2,686

(1)	Reflects the results of ESN and Micronutrients businesses only. These results will be reflected in the Wholesale segment in subsequent disclosures.
(2)	Earnings (loss) from continuing operations before finance costs and income taxes.
(3)	Certain measures presented in this table are not recognized measures under IFRS. Refer to Supplemental Information 6.
(4)	Restated for the application of IFRS 11 Joint Arrangements requiring equity accounting for joint ventures and reclassifications resulting from discontinued operations.

AGRIUM INC.

Supplemental Information 2

Product Lines

(Millions of U.S. dollars)

(Unaudited)

	Three months ended December 31,						Twelve months ended December 31,
	2013			2012 (4)			2013			2012 (4)
	Sales	Cost of product sold (1)	Gross profit	Sales	Cost of product sold (1)	Gross profit	Sales	Cost of product sold (1)	Gross profit	Sales	Cost of product sold (1)	Gross profit

Retail (2)
Crop nutrients	1,052	874	178	1,096	941	155	4,993	4,154	839	5,124	4,303	821
Crop protection products	511	306	205	491	288	203	4,204	3,217	987	3,924	2,996	928
Seed	95	35	60	105	62	43	1,258	984	274	1,189	949	240
Merchandise	228	198	30	132	111	21	612	518	94	524	431	93
Services and other	216	103	113	151	64	87	846	425	421	718	322	396

	2,102	1,516	586	1,975	1,466	509	11,913	9,298	2,615	11,479	9,001	2,478

Wholesale
Nitrogen	415	286	129	544	251	293	1,724	1,052	672	2,012	937	1,075
Potash	107	68	39	153	74	79	564	294	270	618	276	342
Phosphate	159	163	(4)	201	154	47	654	587	67	797	598	199
Product purchased for resale	240	246	(6)	310	302	8	1,131	1,122	9	1,347	1,316	31
Ammonium sulfate and other	42	30	12	65	39	26	266	177	89	284	181	103

	963	793	170	1,273	820	453	4,339	3,232	1,107	5,058	3,308	1,750

Advanced Technologies (3)	67	65	2	77	54	23	263	228	35	264	197	67

Other inter-segment eliminations	(265)	(247)	(18)	(232)	(221)	(11)	(788)	(804)	16	(777)	(790)	13

Total	2,867	2,127	740	3,093	2,119	974	15,727	11,954	3,773	16,024	11,716	4,308

Wholesale equity accounted joint ventures:
Nitrogen	72	49	23	79	46	33	234	173	61	286	166	120
Product purchased for resale	35	32	3	34	30	4	119	111	8	108	98	10

	107	81	26	113	76	37	353	284	69	394	264	130

Total Wholesale including equity accounted joint ventures	1,070	874	196	1,386	896	490	4,692	3,516	1,176	5,452	3,572	1,880

(1)	Includes depreciation and amortization.
(2)	International Retail sales were $559-million (2012 - $519-million) and gross profit was $125-million (2012 - $109-million) for the three months ended December 31. International Retail sales were $2,584-million (2012 - $2,482-million) and gross profit was $461-million (2012 - $456-million) for the twelve months ended December 31.
(3)	Reflects the results of ESN and Micronutrients businesses only. These results will be reflected in the Wholesale segment in subsequent disclosures.
(4)	Restated for the application of IFRS 11 Joint Arrangements requiring equity accounting for joint ventures and reclassifications resulting from discontinued operations.

AGRIUM INC.

Supplemental Information 3a

Selected Volumes and Sales Prices

(Unaudited)

	Three months ended December 31,
	2013				2012 (1)
	Sales tonnes (000’s)	Selling price ($/tonne)	Cost of product sold ($/tonne)	Margin ($/tonne)	Sales tonnes (000’s)	Selling price ($/tonne)	Cost of product sold ($/tonne)	Margin ($/tonne)
Retail
Crop nutrients
North America	1,590	548			1,355	669
International	364	500			327	578

Total crop nutrients	1,954	539	447	92	1,682	651	560	91

Wholesale
Nitrogen
North America
Ammonia	383	561			328	677
Urea	337	410			431	558
Other	187	331			207	383

Total nitrogen	907	458	314	144	966	561	257	304

Potash
North America	255	353			255	491
International	89	199			86	326

Total potash	344	313	201	112	341	449	216	233

Phosphate	285	560	576	(16)	279	722	556	166
Product purchased for resale	648	370	379	(9)	646	481	468	13
Ammonium sulfate	81	303	182	121	83	432	172	260
Other	43				62

Total Wholesale	2,308	417	343	74	2,377	536	345	191

Wholesale equity accounted joint ventures:
Nitrogen
International	180	400	272	128	157	502	279	223
Product purchased for resale	86	407	372	35	79	429	379	50

	266	402	304	98	236	480	324	156

Total Wholesale including equity accounted joint ventures	2,574	416	340	76	2,613	530	342	188

(1)	Restated for the application of IFRS 11 Joint Arrangements requiring equity accounting for joint ventures.

AGRIUM INC.

Supplemental Information 3b

Selected Volumes and Sales Prices

(Unaudited)

	Twelve months ended December 31,
	2013				2012 (1)
	Sales tonnes (000’s)	Selling price ($/tonne)	Cost of product sold ($/tonne)	Margin ($/tonne)	Sales tonnes (000’s)	Selling price ($/tonne)	Cost of product sold ($/tonne)	Margin ($/tonne)
Retail
Crop nutrients
North America	6,812	591			6,622	634
International	1,806	535			1,535	605

Total crop nutrients	8,618	579	482	97	8,157	628	527	101

Wholesale
Nitrogen
North America
Ammonia	1,219	627			1,188	627
Urea	1,270	490			1,511	581
Other	903	374			1,030	377

Total nitrogen	3,392	508	310	198	3,729	539	251	288

Potash
North America	877	421			819	534
International	654	298			473	383

Total potash	1,531	369	193	176	1,292	479	214	265

Phosphate	1,026	638	573	65	1,095	728	547	181
Product purchased for resale	2,687	421	418	3	2,930	460	449	11
Ammonium sulfate	328	383	191	192	327	423	203	220
Other	285				292

Total Wholesale	9,249	469	349	120	9,665	523	342	181

Wholesale equity accounted joint ventures:
Nitrogen
International	540	433	320	113	556	514	298	216
Product purchased for resale	304	392	365	27	264	411	373	38

	844	418	336	82	820	481	322	159

Total Wholesale including equity accounted joint ventures	10,093	465	348	117	10,485	520	341	179

(1)	Restated for the application of IFRS 11 Joint Arrangements requiring equity accounting for joint ventures.

AGRIUM INC.

Supplemental Information 4

Depreciation and Amortization

(Millions of U.S. dollars)

(Unaudited)

	Three months ended December 31,
	2013				2012 (2)
	Cost of product sold	Selling	General and administrative	Total	Cost of product sold	Selling	General and administrative	Total
Retail	1	68	3	72	3	44	2	49
Wholesale
Nitrogen	25				15
Potash	11				11
Phosphate	12				21
Ammonium sulfate and other	2				1

	50	—	—	50	48	—	—	48
Advanced Technologies (1)	3	—	1	4	3	—	—	3
Other	—	—	5	5	—	—	6	6

Total	54	68	9	131	54	44	8	106

	Twelve months ended December 31,
	2013				2012 (2)
	Cost of product sold	Selling	General and administrative	Total	Cost of product sold	Selling	General and administrative	Total
Retail	5	222	11	238	7	169	18	194
Wholesale
Nitrogen	77				61
Potash	50				41
Phosphate	53				77
Product purchased for resale	1				1
Ammonium sulfate and other	6				5

	187	—	14	201	185	—	5	190
Advanced Technologies (1)	13	—	3	16	10	—	3	13
Other	—	—	17	17	—	—	16	16

Total	205	222	45	472	202	169	42	413

(1)	Reflects the results of ESN and Micronutrients businesses only. These results will be reflected in the Wholesale segment in subsequent disclosures.
(2)	Restated for the application of IFRS 11 Joint Arrangements requiring equity accounting for joint ventures and reclassifications resulting from discontinued operations.

AGRIUM INC.

Supplemental Information 5 (1)

Selected Financial Measures

(Millions of U.S. dollars, unless stated otherwise)

(Unaudited)

	Rolling four quarters ended December 31,
	2013		2012
	Retail	Consolidated Agrium	Retail	Consolidated Agrium (2)
Return on operating capital employed (%) (3a)	17	15	18	26
Return on capital employed (%) (3b)	9	11	9	17
Average non-cash working capital to sales (%)	20	17	20	16
Operating coverage ratio (%) (3c)	71	57	69	49
EBITDA to sales (%) (3d)	8	13	8	16

	December 31,
	2013		2012
	Retail	Consolidated Agrium	Retail	Consolidated Agrium (2)
Non-cash working capital	2,083	2,302	2,067	2,366

	Twelve months ended December 31,
	2013		2012
	Retail		Retail
Comparable store sales (%)	(2)		8
Normalized comparable store sales (%)	5		8

North America measures	Rolling four quarters ended December 31,
	2013		2012
	Retail		Retail
Return on operating capital employed (%) (3a)	28		23
Return on capital employed (%) (3b)	14		11
EBITDA to sales (%) (3d)	12		10

(1)	Certain measures presented in this table are not recognized measures under IFRS. Refer to Supplemental Information 6.
(2)	Restated for the application of IFRS 11 Joint Arrangements requiring equity accounting for joint ventures and reclassifications resulting from discontinued operations.
(3)	Adjusted 2013 amounts removing the impact of the purchase gain and goodwill impairment.
(a)	Retail 16%, Retail – North America 20%, Consolidated Agrium 15%.
(b)	Retail 9%, Retail – North America 10%, Consolidated Agrium 11%.
(c)	Retail 73%, Consolidated Agrium 58%.
(d)	Retail 8%, Retail – North America 9%, Consolidated Agrium 13%.

AGRIUM INC.

Supplemental Information 6 (1)

Accompanying Notes to Supplemental Information

IFRS Financial Measure	Definition
Average non-cash working capital to sales (2)	Rolling four quarter average non-cash working capital divided by sales.
Operating coverage ratio (2)	Gross profit less earnings (loss) from continuing operations before finance costs and income taxes, divided by gross profit.
Non-cash working capital (2)	Current assets less current liabilities, excluding cash and cash equivalents, advance on acquisition of Viterra Inc., other current assets, short-term debt, current portion of long-term debt and current assets and liabilities held for sale.

	Definition	Usefulness of Additional or Non-IFRS Financial Measure
Additional IFRS Financial Measure (As defined in Canadian Securities Administrators’ Staff Notice 52-306 (Revised))
EBIT	Earnings (loss) from continuing operations before finance costs and income taxes.	Used to measure operating performance exclusive of capital structure and income taxes.
Return on operating capital employed (2)	Last 12 months’ EBIT less income taxes at a tax rate of 27 percent (2012 – 28 percent) divided by rolling four quarter average operating capital employed. Operating capital employed includes non-cash working capital, property, plant and equipment, investments in associates and joint ventures and other assets.	Used to measure operating performance and efficiency of our capital allocation process.
Return on capital employed (2)	Last 12 months’ EBIT less income taxes at a tax rate of 27 percent (2012 – 28 percent) divided by rolling four quarter average capital employed. Capital employed includes operating capital employed, intangibles and goodwill.	Used to measure operating performance and efficiency of our capital allocation process.

Non-IFRS Financial Measure
EBITDA	Earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization.	Refer to EBIT. Also used as a valuation metric and as an alternative to cash provided by operating activities.
Adjusted EBITDA	Earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization and before finance costs, income taxes, depreciation and amortization of joint ventures.	Refer to EBIT and EBITDA. Provides useful information on our profitability, by adding back finance costs, income taxes, depreciation and amortization of joint ventures.
EBITDA to sales	Earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization divided by sales.	Used to measure operating performance earnings and cash flow we generate from each dollar of sales.
Comparable store sales	We include a location in the comparable store base once it is in operation or owned for over 12 months. If we close a store, we retain the sales of the closed location in the comparable store base if the closed location is in close geographical proximity to an existing location, unless we plan to exit the market area or are unable to economically or logistically serve it. We do not make adjustments for temporary closures, expansions or renovations of stores.	Used to measure the performance of our existing stores by measuring the change in sales for such stores over the comparable period.
Normalized comparable store sales	Comparable store sales normalized by using published nitrogen, phosphate and potash (“NPK”) benchmark prices and adjusting current year prices to reflect pricing from the previous year based on our percent of NPK utilization by product.	Used to measure the performance of our existing stores by measuring the change in sales for such stores over the comparable period.

(1)	Our definitions and our method of calculation for these measures may not be directly comparable to similar measures presented by other companies.
(2)	These measures are IFRS measures or additional IFRS measures when calculated using information included in our consolidated financial statements. They are classified as non-IFRS measures when calculated using information from our Retail segment because the specific components are not included in our financial statements or notes.